Exhibit 99.1

GERDAU S.A.

Tax ID (CNPJ/MF): 33.611.500/0001-19

NOTICE TO THE MARKET

Gerdau S.A. (“Company” or “Gerdau”), in connection with the Notice to the Market dated November 27, 2019, notifies its shareholders and the general market of the conclusion, on November 30, 2020, after fulfillment of the conditions precedent, including approval by Brazil’s antitrust authority (CADE), of the acquisition of 96.35% of the shares issued by Siderúrgica Latino-Americana S.A. – SILAT (“SILAT”) by its subsidiary, Gerdau Aços Longos S.A. (“Transaction”).

SILAT, which is based in Caucaia, in the metropolitan area of Fortaleza, Ceará, has annual installed production capacity of 600,000 tonnes of rolled long steel products. With the Transaction, Gerdau strengthens its positioning in the region and reinforces its strategy to better serve its clients in the Brazilian market.

São Paulo, December 01, 2020

Harley Lorentz Scardoelli

Executive Vice President

Investor Relations Officer